UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                   FORM 10-SB
                         -------------------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                SMALL BUSINESS ISSUERS Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                              APD ANTIQUITIES, INC.
                              ---------------------
                 (Name of Small Business Issuer in its charter)


              Nevada                                91-1959986
              ------                                ----------
   (State or other jurisdiction of    (I.R.S. Employer Identification Number)
   (incorporation or organization)



       516 W. Sprague Ave., Spokane, WA                 99201
      ----------------------------------             -----------
   (Address of principal executive offices)           (zip code)


                                 (509)-744-8590
                                 --------------
                            Issuer's Telephone Number



           Securities to be registered under section 12(b) of the Act:

      Title of Each Class                   Name on each exchange on which
       to be registered                     each class is to be registered
       ----------------                     ------------------------------



           Securities to be registered under section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

PART I         ............................................................... 3

Item 1.        Description of Business........................................ 3
Item 2.        Management's Discussion and Analysis of Financial Condition
                   and Results of Operations..................................14
Item 3.        Description of Property........................................17
Item 4.        Security Ownership of Management and Others
                   and Certain Security Holders...............................17
Item 5.        Directors, Executives, Officers, Promoters and Control Persons.18
Item 6.        Executive Compensation.........................................19
Item 7.        Certain Relationships and Related Transactions.................20
Item 8.        Description of Securities......................................20

PART II        ...............................................................21

Item 1.        Market Price of and Dividends of the Registrant's Common Equity
                   and Other Shareholder Matters..............................21
Item 2.        Legal Proceedings..............................................22
Item 3.        Changes in and Disagreements with Accountants..................22
Item 4.        Recent Sales of Unregistered Securities........................22
Item 5.        Indemnification of Directors and Officers......................22

PART F/S       ...............................................................26

Item 1.        Financial Statements...........................................26

PART III       ...............................................................41

Item 1.        Index to Exhibits..............................................41

Signature Page ...............................................................41

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto which appear later in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "we" or "us" or "our"' and "apd-international.com" refer to APD Antiquities, Inc., a Nevada corporation,
(b) the "Web" refers to the World Wide Web and (c) the "site" refers to our Web site.

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

The Registrant, APD Antiquities, Inc., cautions readers that certain important factors may affect our actual results. These factors could cause such results to differ materially from any forward-looking statements deemed to have been made in this Document or that are made by or on behalf of the Registrant. For this purpose, any statements in this Document that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers. These statements pertain to, among other things: (i) trends affecting our financial condition or results of operations for our limited history; (ii) our business and growth strategies; (iii) the Internet and Internet commerce;
and, (iv) our financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our limited operating history, dependence on continued growth in the use of the Internet, our limited experience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies additional factors that could adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Registrant are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in our filings with the Securities and Exchange Commission.

A.  THE COMPANY, ORGANIZATION AND INITIAL CAPITAL STRUCTURE

APD Antiquities, Inc. was organized by filing its Articles of Incorporation in the State of Nevada on July 23, 1996. We are an e-Commerce company engaged in the business of acquiring, importing and marketing valuable antique products such as furniture, works of art, antiques, glass works, porcelain, statues, pottery, sculptures and other collectibles and collector items which are primarily of Asian origin.

APD Antiquities, Inc. has commenced revenue-producing operations, though our operations have been minimal and have generated very limited revenues. We market antique items over the Internet, through our Web site, http://www.apd-international.com. From the date of inception through December 31, 2001, the Company has accumulated an operating deficit of $25,484. For the year ended December 31, 2001, our gross revenues were $52,296 from the sale of 14 antiques, with an average single antique sale price of $3,735. For the year ended December 31, 2000, our gross revenues were $56,929 from the sale of 14 antiques, with an average single antique sale price of $4,066. Accordingly, we have realized only minimal revenue from sales and had net losses of $155 and $5,981 for the years ended December 31, 2000 and December 31, 2001, respectively.

We maintain our corporate office at 516 W. Sprague Ave., Spokane, WA 99201 and our telephone and facsimile numbers are (509) 744-8590 and (509) 623-0121, respectively.

Our original Articles of Incorporation authorize the issuance of twenty five million (25,000,000) shares of stock, twenty million (20,000,000) shares of common stock at par value $0.001 per share and five million (5,000,000) shares of Preferred stock at par value $0.001 per share. As of December 31, 2001, the Company has issued approximately 352,000 shares of Common Stock to approximately forty-two (42) shareholders of record.

We were incorporated on July 23, 1996, in the state of Nevada under the name APD International Corporation. Activities during the first 36 months were limited and primarily consisted of organization, discussions regarding an operational plan, establishing an appropriate base of operations in Spokane, Washington, capital formation and, lastly, commencing with initial operational plans. In connection with the organization of the Company, a total of one thousand (1,000) shares of the Company's common stock were issued to the founding shareholder as a conversion of the debt incurred for incorporating the company. On January 4, 1999, a resolution was passed by the Board of Directors authorizing the issuance of a total of three hundred thousand (300,000) shares of the Company's common stock, par value $.001 per share, for a total of three hundred dollars ($300.00), to two individuals who were nominated and elected to serve as both directors and officers of the Company at that time. On May 24, 1999, we completed a private placement of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. During this offering, we sold fifty one thousand (51,000) shares of the Company's common stock to 19 foreign and 19 domestic shareholders at the private offering price of $1.00 per share. On March 12, 1999, we filed an original Form D with the Securities and Exchange Commission regarding this offering.

As of December 31, 2000 and the date of this filing, the Company has three hundred fifty-two thousand shares (352,000) shares of its $0.001 par value common voting stock issued and outstanding. These shares are held by forty-two
(42) shareholders of record: the President and Corporate Secretary; the 19 foreign investors and 19 domestic investors that participated in the abovementioned private offering; and, two individual shareholders that received shares in private transactions with existing shareholders.

B.  BUSINESS OF ISSUER

1.   General
     -------

APD Antiquities, Inc. is an e-Commerce based Company engaged in the business of acquiring, importing and marketing valuable antique products such as furniture, works of art, antiques, glass works, porcelain, statues, pottery, sculptures and other collectibles and collector items which are primarily of Asian origin.

2.   Principal Products and Services
     -------------------------------

As of December 31, 2001 our inventory consists of 9 different antiques, with an inventory cost of $28,207, including guilt lacquer items; stone and bronze statues; and, porcelain and wood accessories. Retail sales of antiques are primarily facilitated through our web site: http://www.apd-international.com.

Since inception we have incurred relatively low research and development costs. Research and development costs since inception can be attributed to finding suitable products that offer the Company potential for revenues and profits and, to the design and development of our web site, as we market these products through our Web site. For the year ending December 31, 1999 we incurred research and development costs of approximately $2,000. For the years ending December 31, 2000 and December 31, 2001 we did not incur research and development costs related to updating our website, as we have taken on this task in-house.

APD Antiquities, Inc. does, however, plan to further market its Web site, develop and/or enhance its brands, implement and execute its business and marketing strategies successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel provided that we can generate sales and profit. We also need to continue to identify products that achieve market acceptance by consumers. We are optimistic that additional development activities will come to fruition and, if we are successful in accomplishing these things, that our business activities will be augmented as a result.

We acquire antiques and ancient art objects from a variety of sources in Hong Kong, the Peoples Republic of China as well as domestic locations through relationships with agents and wholesale outlets and through direct buying trips in Asian countries. These avenues of supply are likely to continue to be the Company's main sources of inventory. We hope to create a brand synonymous with a large inventory of a variety of antiques from many of the historic Chinese dynastic periods, as well as from the more contemporary era. Other than this general mission, we have no established criterion or procedures for selecting merchandise.

In order to catalogue our diverse inventory, we utilize a computerized inventory control system. The computer system allows us to quickly identify every antique in our inventory. This system also enables our employees to obtain brief descriptions of the antiques. In addition, we are able to obtain digital images of our inventory items from our web site to exhibit to customers.

We are primarily an Internet based company and generate the majority of revenue from this source. Our business office is located in the downtown business district of Spokane, WA. Inventory items are stored at this location however, this location is not a show room and we do not display antiques at this location.

3.   Marketing
     ---------

Our marketing efforts principally target individuals who appreciate or have collected valuable antique items such as furniture, works of art, glass works, porcelain, statues, pottery, sculptures and other collectibles or collector items but who may not be aware of the availability of such items over the Internet. In addition, antique collectors, interior decorators and interior designers are being targeted as these groups may have an appreciation for antiques.

We have two primary sales and marketing strategies. The first is a direct sales approach via an Internet retail site We have contracted with a local Web Designer and Internet Service Provider (ISP), Interlink Advantage (previously Northwest Advantage) for the development and hosting of our retail web site. In June of 1999 we signed an agreement with Interlink Advantage, 418 E Pacific Ave, Spokane, WA 99202 for the development of our web site. Interlink Advantage designed our site based upon literature and dialogue provided by our management. The total development costs for web site design and development was $2,000.

Interlink Advantage has hosted our web site since its launch in September of 1999 at a rate of $39.95 per month. The terms of our agreement are standard, in that we are to adhere to any and all applicable laws of the States of WA, ID, MT and the US Federal Government; that we are to make timely payments or face possible deactivation of the Domain Hosting Account; and that any information submitted for publication on Interlink Advantage servers will not violate or infringe upon any copyright, trademark, patent, statutory, common law or proprietary rights of others, or contain anything libelous or harmful. The agreement does not provide any term of duration, and the agreement may be cancelled at any time with written notice to Interlink Advantage. A copy of the Account Agreement has been submitted for filing herewith.

Upon accessing our site, interested parties are able to read about our Company, browse the majority of inventory items and place orders. Currently, all but one of the (9) antiques in our inventory can be viewed on our gallery at http://www.apd-international.com/gallery.htm. Utilizing the Internet has allowed us to market antiques on a global basis.

At the current time, we run a cash business. That is to say that our customers place orders over the Internet, via telephone, or in person and are expected to remit payment by personal check, cashier's check or money order prior to delivery of an antique. This payment processing procedure is disclosed on our order form page (http://www.apd-international.com/order.htm) and reads: "You will be asked to mail a personal check, cashier's check, or money order for the full amount of your purchase. As soon as we receive payment on your check, your purchase will be sent." Due to the expense associated with secure credit card transactions and to the limited volume of operations to date, we do not accept credit card orders via the web site. We do plan to instigate the use of a credit card payment system in the future, however, due to capital constraints, our limited inventory, and limited operations we do not feel it is in our best interest to incur such an expense at this time. At such time as we are able to raise additional operating capital and augment our inventory we will implement a credit card payment option. Management cannot, however, anticipate when this will occur.

Our second marketing and sales strategy is a proposed direct mail approach. The direct mail approach will focus on antique collectors, interior decorators, home designers, private clients and corporations. This marketing effort is aimed at attracting persons who have not necessarily had an awareness of the existence of authentic Asian antiques available for retail sale. In order to implement this plan, we will need to undertake an assessment of local and national business and social demographics. When we are in a position to conduct this research we will seek the services of a marketing/public relations firm. Due to capital constraints, we cannot implement our proposed direct sales approach at this time. At such time as we are able to raise additional operating capital through the sale of inventory, loans from third parties or potential future sale of additional securities, we will seek out a marketing/public relations firm to conduct demographic research and compose contact lists in our market. Management does not have a plan for the sale of additional securities nor does it plan to incur loans from third parties at this time. Because implementation of the direct sales approach relies, then, on sales of our inventory we cannot anticipate when a demographic study will be undertaken.

We have utilized the services provided by whatUseek.com, Web Site Traffic Promotion (http://www.websitetrafficpromotion.com) and submitexpress.com, and submitted our web site for listing on several search engines including:
Altavista, Excite, Hotbot, Infoseek, Lycos, and WebCrawler, among others. No physical agreement was signed by either party. Submission was accomplished on November 16, 2001, electronically, via the website listed above. We have no agreements with other third party website operators or portals to provide links to our site. We have no material contracts, agreements or arrangements. Our web site has been written with imbedded HTML coding which allows it to be searchable. Generally, our sales and marketing and, in large part, revenues have been dependent on our web site, word of mouth and reputation.

4.   Status of Any Announced New Product or Service
     ----------------------------------------------

We do not have any announced new product or service.

5.   Competition
     -----------

We compete primarily with art galleries, antique stores and sellers of other collectible items, as well as dealers in Asian antiques, furniture and accessories. In addition, certain department stores and other retail outlets offer Asian antique accessories, decorations and furniture or reproductions thereof, usually as part of an overall effort to market antiques and other specialty items.

We believe, as a product of our own observations, that malls and other retailers are re-merchandising to include lower priced antiques and collectibles or reproductions thereof. Such re-merchandising negatively impacts our business because the market becomes flooded with low priced, low quality antiques and reproductions. We wish to continue stocking and offering only rare, high-end antiques.

The principle sources of our antique items, collectibles and ancient art objects are a variety of retail sources in Hong Kong, the Peoples Republic of China, and agents and wholesale outlets in these countries. These avenues of supply are likely to continue to be the Company's main sources of inventory. In the event prices for Asian antiques materially increase, our ability to acquire antiques and, in turn, our ability to market such newly acquired antiques to the general public may be adversely affected. However, if prices for Asian antiques significantly increase, the resale/wholesale value of our existing antique inventory would be positively affected.

The market for selling antiques over the Internet is relatively new, rapidly evolving and competitive. We expect competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at relatively low costs using commercially available software. We potentially compete with a number of other companies marketing similar wood, leather, porcelain, bronze, pottery and other antique merchandise over the Internet. Pressures created by our competitors could negatively impact our business, results of operations and financial condition. We believe that the principal competitive factors in our market are volume and selection of goods, population of buyers and sellers, customer service, reliability of delivery and payment by users, brand recognition, WEB site convenience and accessibility, price, quality of search tools and system reliability. Some of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources. In addition, our competitors may acquire or be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed competitors as use of the Internet and other online services increases. Therefore, some of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development or may try to attract traffic by offering incentives such as free products and/or services. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company brand. There can be no assurance that we will be able to compete successfully against current and future competitors.

Relative to other companies that market antiques, we are a small, relatively new competitor with minimal resources to compete. Per our review of competitors' web sites, we've found that larger, better-funded companies have considerably larger inventories. In addition, these companies may have more ability to pay for advertising with major search engines and on other third party web sites, ensuring exposure to the general public. Many have also established an on-line auction format, which gives them another arena for retail sales. New technologies and the expansion of existing technologies may increase competitive pressures on the Company by enabling our competitors to offer products at a lower cost. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to retail services that compete with us. Although we have established arrangements with search engine listing companies and may also pursue additional relationships with other online services, there can be no assurance that arrangements can be successfully established, will be renewed on commercially reasonable terms or that they will otherwise bring traffic to our web site. In addition, companies that control access to transactions through network access or Web browsers could promote our competitors or charge us substantial fees for inclusion. As a strategic response to changes in the competitive environment, we may also, from time to time, make certain pricing, service or marketing decisions or acquisitions. Any and all of these events could have a material adverse effect on our business, results of operations and financial condition.

6.   Risk Factors
     ------------

The following risks and uncertainties could affect our operating results and financial condition and could cause our actual results to differ materially from our historical results.

     (a) Certificates of Authenticity: Non-authentic Antiques and Potential Liability

Our antiques are frequently acquired with guarantees from the sellers. In order to verify authenticity the Company may also: (a) utilize information provided by the seller as to an antique's transfer of ownership; (b) subject the antiques to our own expert examination; (c) employ outside experts available to it to examine the antiques; or (d) use other means.

We honor the Certificates of Authenticity provided by our vendors. Therefore, we have an obligation to refund to the customer the purchase price paid if any antique is proven non-authentic. Should our determination of authenticity be erroneous, we would, as a consequence, likely suffer a loss unless redress by the Company against the seller of the antique(s) could be obtained. We do not carry any insurance and are currently not aware of any entity that would offer or underwrite such insurance at commercially reasonable rates to protect us against a loss arising from either the purchase of antiques lacking authenticity or claims by customers for recovery against the Certificates of Authenticity. Currently, there are no claims against us and there have been no claims made against the Company pursuant to the Certificates of Authenticity. We have not established a reserve against the risk of forgery or against any exposure under the Certificates of Authenticity.

     (b) Limited Operating History

APD Antiquities, Inc. was incorporated in the State of Nevada on July 23, 1996. Activities during the first 36 months were limited and primarily consisted of organization, discussions regarding an operational plan, establishing an appropriate base of operations in Spokane, Washington, capital formation and, lastly, commencing with initial operational plans. Revenue generating operations commenced in the third quarter of 1999. We have a limited operating history upon which an evaluation of our Company, our current business and our prospects can be based. We have had minimal operations and very limited revenues. For the year ending December 31, 2001, we sold 14 antiques and incurred a net loss of $5,981. Since inception, we have accumulated an operating deficit. Due to our limited operating history many risks, expenses and problems are possible and must be considered. Potential risks facing our company include, without limitation:

     o our ability to manage our operations, including the amount and timing of capital expenditures and other costs related to the expansion of operations;

     o our ability to attract, retain and motivate qualified personnel and general economic conditions;

     o    our ability to attract new clientele; and

     o the continued availability of products at economically feasible prices.

     (c) Going Concern

Our auditors have placed the following "going concern" warning in their audit opinion: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At June 30, 2002, the Company has a net loss of $3,540, an accumulated deficit of $29,024 and limited cash resources. These conditions raise significant doubt about the Company's ability to continue as a going concern. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the commercial success of its retail venture. Management has plans to seek additional capital through sales of the Company's stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence."

If the company continues as a going concern and does not realize a profit, most if not all shareholders will lose their investment.

If the company were to liquidate, its assets may not be able to be liquidated for the amounts on our balance sheet. Liabilities are fairly stated and any future liabilities incurred are expected to be minimal.

Cash at the balance sheet date would cover less than one month of operations. The company is dependent upon sales of its inventory. The Company expects sales of existing inventory to generate the funds necessary to sustain minimal operations (an average of approximately $1,150 per month) through the next year. In order to finance minimal monthly expenditures, purchases of replacement inventory and payment of debt, the company will need to generate approximately $60,000 to $90,000 in the next year.

     (d) Anticipated Losses for the Foreseeable Future

We have incurred a net operating loss from inception to date and believe that the Company may incur net losses for the foreseeable future. The extent of these losses will depend, in part, upon the amount of growth in our revenues as a result of product sales. We expect that our operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. More specifically, we plan to augment our inventory, implement the proposed direct mail sales approach and increase advertising through agreements with other Internet companies. We estimate that operating expenses and capital expenditures will increase by approximately $155,000 ($125,000 inventory augmentation; $5000 web site enhancements, updates and maintenance; $10,000 annual web advertising; $15,000 implementation of direct mail approach). We may need to raise additional capital either by generating increased revenues to achieve profitability or through the sale of equity or debt securities in private or public financing or through strategic partnerships. We cannot offer assurance that funds will be raised when we require them or that we can raise funds on suitable terms. There can be no assurances that we can achieve or sustain profitability or that our operating losses will not increase in the future.

     (e) Liquidity

          (i.)  Liquidity and Potential Capital Demands
                ---------------------------------------

We did not record any significant sales revenue for the year ended December 31, 2001. We anticipate our cash outflows will continue to exceed our cash inflows over the next 12 months. Our liquidity over the next 12 months may be contingent on our raising money through equity and debt financings to meet our increasing capital demands. To the extent that available funds from operations are insufficient to fund our current business activities as well as to augment marketing and advertising, upgrade our product selection and implement the proposed direct mail sales approach, we will need to raise additional funds through sale of equity or debt securities in private or public financing or through strategic partnerships. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent our business activities as well as the augmentation of marketing and advertising, the augmentation of our inventory and the implementation of the proposed direct mail sales approach.

          (ii.)  Dilution
                 --------

Should the Company undertake a sale of securities in order to meet increasing capital demands, existing shareholders may experience an immediate dilution in the value of shares of common stock depending upon the issue price of the shares sold, and will experience a decrease in earning per share. This effect is attributed to the fact that when additional shares of common stock are issued from the company treasury the Company's earnings at that particular moment remain consistent and, therefore, the earnings per share decreases.

     (f) Internet Risk Factors

          (i.)  New, Rapidly Developing Market
                ------------------------------

We must consider the risks, expenses and problems that we may encounter due to the fact that the Internet is a new and rapidly developing market. Such risks include, without limitation: our inability to anticipate and adapt to a developing market; the introduction and development of different or more extensive web-communities by direct and indirect competitors, including those with greater financial, technical and marketing resources; our inability to maintain and increase levels of traffic on our Web site; the lack of broad acceptance of our products on the Internet; the possibility that the Internet market itself will fail to achieve broad acceptance; our inability to generate significant e-Commerce-based revenues from Internet customers.

          (ii.)  Internet Competition
                 --------------------

Due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future. Accordingly, our revenues from e-Commerce arrangements may be materially negatively impacted.

          (iii.)   Service Interruptions
                   ---------------------

During our operating history, our Internet Service Provide (ISP) has experienced brief, infrequent server complications. The effect of such complications has been slower response times or short interruptions in our services. Per discussions with our ISP, we understand that the primary cause of such interruptions is attributed to computer viruses. During the past several years, many viruses have been introduced into the online community that cause system failures. For instance, during the summer months of 2001 the "Code Red" Internet worm wreaked havoc on the ISP markets. When first introduced, this virus infected approximately 350,000 servers worldwide. Each of these infected servers became a host that then flooded other servers with data in an attempt to gain access and infect others. This virus, and the two new strains introduced since, inundate servers with data and bring them to a crawl. They also have the potential to expose sensitive information such as credit card numbers stored on the Internet. According to our ISP, such virus interruptions may last up to a couple of hours depending on the number of ISP addresses located on the server that the worm attempts to access. In addition, if the server is so inundated with data that there is a risk of a crash or of permanent server damage, the ISP may shut down the server. This situation occurred with our ISP on July 16, 2001, for about two hours.

In the case of frequent or persistent system failures, we believe that our reputation could be tarnished and consumer confidence undermined. Such a poor public image would cause a decrease in the revenue derived from our web site. However, to date our business has not experienced significant repercussions as a result of these interruptions.

In order to curb or eliminate such interruptions, our ISP continually monitors newsgroups and Windows NT software sites for "patches." Patches are a piece of software that is installed as part of a server's operating system. They are designed to alleviate those problems that were not anticipated when the operating system was itself created. In addition, our ISP implemented a "redundant backbone connection" to the Internet in August of 2001. In order to help alleviate potential upstream failures as are inherent on the Internet and that may cause downtime for our customers, Interlink Advantage brought in a second bandwidth connection. If either connection goes down for whatever reason, requests for web pages are automatically routed over the opposite connection. Both backbone providers run over separate lines into and out of Spokane, so even if a problem were to happen in Seattle to the Time-Warner lines running into Spokane, such as someone severing a main fiber optic data line between the cities, all routing to our network would instantly be re-routed over a Verio connection. Additionally, both backbone providers run on separate backbones themselves. Therefore, if Sprint were to go down, rerouting would take place by the backbone provider, as well. This is also known as "Multihoming", or in the Internet industry as "BGP."

     (g) Potential Fluctuations in Operating Results

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control (see "Risk Factors"). As a strategic response to changes in the competitive environment, we may from time to time make pricing, marketing decisions or acquisitions that we believe will enhance our operations. However, should decisions that are based on competition and the fluctuations in our market be poorly made, many negative consequences could occur such as:

     o    Acquisition of inventory items which do not sell;

     o    Over or under-pricing;

     o    Costs of goods exceeding revenues; and

     o    A poor response to our advertising methods by consumers.

          (i.)  Quarterly Fluctuations
                ----------------------

We believe that business may be seasonal in nature, with orders made to apd-international.com potentially decreasing during the summer Advertising exposure (and therefore revenues) may be expected to decline accordingly in those periods. The foregoing factor, in some future quarters, may lead the Company's operating results to fall below expectations.

          (ii.)  Risks Associated With New Services, Features and Functions
                 ----------------------------------------------------------

There can be no assurance that we would be able to expand our operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brand name. Expansion of our operations in this manner would also require significant additional expenses and development. The lack of market acceptance of our new products, services, features and functions would result in our inability to generate satisfactory revenues and an inability to offset the costs of expansion.

     (h) Risks Associated With International Operations

A component of our marketing strategy is to offer our products online to international customers. At present, this is being accomplished via our web site. Since inception, we have made sales to international customers. However, our international sales activity has been limited. Additional concentration in the international markets will require management attention and resources. We have limited experience in localizing our service, and believe that many of our competitors are also undertaking expansion into foreign markets. We are also aware of antique dealers that are already established in international markets. There can be no assurance that we will be successful in expanding our own international market acceptance. In addition, due to the uncertainty regarding our ability to increase revenues from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international basis. Such risks include, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences. To the extent we expand our international operations and have additional portions of international revenues denominated in foreign currencies, we could become subject to increased risks relating to foreign currency exchange rate fluctuations. This could cause a decrease in revenue derived from international consumers.

     (i) Dependence on Outside, Foreign Suppliers

We purchase all of our inventory items from outside suppliers. We do not have written supply agreements with any of our suppliers. A disruption in supply or degradation in quality could have the effect of damaging or destroying a brand identity that we are trying to build and, in addition, cause a decrease in any established customer loyalty. In addition, an increase in prices from our suppliers could impact our business and financial results by making it necessary to increase our retail mark-up, which may decrease our sales and decrease the net revenue to our company. We do not purchase inventory items from affiliated parties.

     (ii) Impact of Foreign Governmental restrictions, taxation and policy implementation

Because the principle sources of our antique items, collectibles and art objects are from a variety of retail sources, agents and wholesale outlets in Hong Kong, the Peoples Republic of China and other foreign countries, policy implementation and restrictions by these governments, increased taxation, or other issues regarding the purchase of Asian antiques could, if implemented, negatively affect our business by:

     o Limiting or completely restricting antique purchase and importation from these foreign countries;

     o Driving up our cost of goods sold due to high demand and decreased supply;

     o Driving up our cost of goods sold so that, in order to generate a profit, we are forced to increase our retail prices to levels that are unattractive or unreasonable;

     o Driving up the cost of goods sold and potentially causing our costs of goods to exceed revenues;

     o Increasing tariffs, importation costs and taxes so that it is no longer economically feasible to purchase and import such items; and

     o Imposing cumbersome, lengthy or difficult to follow protocols upon importers, making it no longer feasible to import antiques.

     (j)   Dependency   on  other  Web  Site   Operators   Providing   Links  to
apd-international.com.

Our web site has been written with imbedded HTML coding which allows it to be searchable. We have utilized the services provided by submit-express.com (http://www.submit-express.com/), and submitted our web site for listing on many popular search engines including: Lycos, Google, Yahoo Web Pages, Wisenut, AOL Search, Hotbot, Infoseek, DirectHit, Northern Light, Ask Jeeves, ByteSearch, MetaSpider Canada.com, Dogpile and Go 2 Net, among others. However, there is no guarantee that we will be placed at or near the top of the search results published by these engines. If not, we could be forced to pay for better performance from our search engines and we may also incur the expense of establishing alternative forms of web advertising, such as agreements to place advertising banners on third party sites.

We do not have any agreements with any Web site operators that provide links to apd-international.com. If we can establish such links, there exists a possibility that the other Web site operators may increase fees associated with such links or terminate such links at any time without notice. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations, nor that the relationships we may establish will continue to be economically feasible for the Company.

     (k) Management Risk

          (i.)  Dependence on Performance of Management
                ---------------------------------------

Currently we have two (2) employees: President, Raymond Kuh and Secretary/Treasurer Cindy Swank. We have no intention to add employees at this time. Our performance is substantially dependent on the performance of the Company President and Corporate Secretary, Raymond J. Kuh and Cindy Swank, respectively. In particular, our success depends upon their ability to further market the Company's Web site through the various Internet search engines, internet communities and/or third party web sites and implement the direct mail sales approach.

Mr. Kuh is currently employed by Walsh & Associates a small firm specializing in patent, trademark, copyright and other intellectual property law. Ms. Swank is not employed by any other outside business at this time. Ms. Swank is currently engaged in the managing and marketing of her daughter, Desalyn Swank, a child performer (http://www.desalyn.com). APD Antiquities does not serve as either individual's primary source of income. Mr. Kuh currently spends about twenty-five (25%) of his free time on our operations. Ms. Swank spends approximately ten percent (10%) of her free time working on our operations. Our bylaws do not establish a minimum time commitment expected of each employee. We have no employment agreements with Mr. Kuh or Ms. Swank.

We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or other key employees could make it difficult or impossible to accomplish the tasks discussed above.

          (ii.) Ownership and Control of Operations
                -----------------------------------

Executive officers, directors and holders of 5% or more of our outstanding common stock will, in the aggregate, beneficially own approximately 85.3% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

     (l) Limitation on Officers' and Directors' Liabilities Under Nevada Law.

Our certificate of incorporation and our by-laws provide that we shall indemnify any officer or director, or any former officer or director, to the full extent permitted by law. In general, the Nevada Business Corporation Act permits indemnification of officers and directors in those instances where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. As a result, we may pay the judgment or other settlement received by a plaintiff against one of our officers, directors, employees or consultants as well as their legal expenses. This result could constitute a risk to shareholders.

     (m) Shares Eligible for Future Sale

At December 31, 2001 and the date of this registration statement, we had outstanding 352,000 shares of .001 par value common stock ("common stock"). None of these 352,000 shares of common stock have been registered under the Securities Act and therefore will be treated as "restricted securities." All of these 352,000 shares are potentially publicly tradable in the United States only if registered or if the sale is made in accordance with an exemption from registration, such as Rule 144 under the Securities Act. Although no market currently exists for the Company's common stock, all of these 352,000 shares will generally be eligible for resale, subject to volume limitations, in the United States without registration two years (one year for unaffiliated shareholders) from the date that they were issued or acquired from an affiliated person. As of July 1st 2002, all 352,000 shares are potentially available for sale under rules 144 or 144(K). Therefore, substantially all of these securities will be immediately eligible for resale. This may cause a decrease in the market price of our shares and could also harm the amount of trading of such shares in the event a market develops. Such a situation could impair our future ability to raise capital through an offering of equity securities.

     (n) Penny stock Regulations

Penny stock Regulation Broker-dealer practices in connection with transactions in "Penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and our Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

7.   Industry Background
     -------------------

     (a) Antique Marketing

We do not regard the business of marketing Asian antiques as an easily definable industry. There are a great number of dealers, many of which are only part-time operators and many are located in commercial office buildings or have retail space in metropolitan areas. In many cases, such dealers do not specialize in Asian antiques. We are, however, in competition with such dealers due to the fact that they stock Asian antiques as part of a broad spectrum of antique merchandise. We compete primarily with antique stores, art galleries and sellers of other collectible items.

     (b) Internet Commerce

The current and proposed operations of the Company are dependent upon Internet Commerce. Global commerce and the online exchange of information is a relatively new and constantly evolving concept due to rapid advancement in technology. It is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. At the same time, the Web has also experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could impact the level of Web usage and it is possible that the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.

8.   Raw Materials and Suppliers
     ---------------------------

APD Antiquities, Inc. is an Internet e-Commerce business and does not use any raw materials or have any principal suppliers of raw materials. The principle sources of our antique items, collectibles and art objects are from a variety of retail sources, agents and wholesale outlets in Hong Kong, the Peoples Republic of China and other foreign and domestic locations.

9.   Customers
     ---------

We believe that establishing and maintaining brand identity is a critical aspect of our efforts to attract new customers, Internet traffic and advertisers. By advertising our Web site through the various search engines, through other Web sites, marketing our site to businesses/customers through e-mail, online media, and other marketing and promotional efforts we intend to make a commitment to the creation and maintenance of brand loyalty among these groups. As mentioned above, we have already submitted out web address to various search engines for this purpose. For the year ended December 31, 2001, we had net loss of $5,981 on gross revenues of $52,296 from the sale of a total of 14 antiques to six different customers.

We have utilized the services provided by submit-express.com (http://www.submit-express.com/), and submitted our web site for listing on many popular search engines including: Lycos, Google, Yahoo Web Pages, Wisenut, AOL Search, Hotbot, Infoseek, DirectHit, Northern Light, Ask Jeeves, ByteSearch, MetaSpider Canada.com, Dogpile and Go 2 Net, among others. We do not place ads in print due the generalized audience of such publications and poor public response that we believe would result.

We are optimistic that brand promotion activities will attract new users and repeat clientele; that such activities will yield increased revenues; and, ideally, that any such revenues will offset the expenses incurred in building our brands.

10.  Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements,
     ---------------------------------------------------------------------------
     or Labor Contracts
     ------------------

We regard the artwork, logo and layout of our Web site and underlying infrastructure, the unique html code, as proprietary and will attempt to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. Such intangible assets are important to our business because they are all elements that, together, create a unique identity for our company.

We have discussed the issue of protecting our intellectual property from infringement with an intellectual property attorney. As a result, we found that there exist options for documenting the use of and protecting our intellectual property outside of trademark or patent registration. Because of these alternative protective means available, we decided not to file an application for trademark and or patent registration. It is customary practice for the creator of a trademark to place the symbol "(TM)" on the mark, as it is used in commerce. Therefore, we have used this practice and established a precedent for our own intellectual property. In this way, should an infringement issue arise with another third party we will be able to prove our "date of first use", as it is termed, and be on solid ground with respect to protecting our intellectual property.

We plan to enter into confidentiality agreements with future employees, future suppliers and future consultants and generally seek to control access to and distribution of our intellectual property. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

Furthermore, it is possible that our business activities could infringe upon the intellectual property of third parties or that other parties might assert infringement claims against us. Such claims and the resultant litigation could have adverse effects on our business if they demand a substantial diversion of resources and management attention; if the claims and/or litigation result in the invalidation of our own intellectual property rights; or, if we are subject to significant liability for damages as a result of such claims and litigation.

11.  Regulation
     -----------

     (a) Internet service regulation

The law relating to the liability of online companies is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site.

     (b) Product regulation

Because the principle sources of our antique items, collectibles and art objects are from a variety of retail sources, agents and wholesale outlets in Hong Kong, the Peoples Republic of China and other foreign and domestic locations, policy implementation and restrictions by foreign governments, increased taxation, or other issues regarding the purchase of Asian antiques could, if implemented, negatively affect our business by:

     o Limiting or completely restricting antique purchase and importation from these foreign countries;

     o Driving up our cost of goods sold due to high demand and decreased supply;

     o Driving up our cost of goods sold so that, in order to generate a profit, we are forced to increase our retail prices to levels that are unattractive or unreasonable;

     o Driving up the cost of goods sold and potentially causing our costs of goods to exceed income;

     o Increasing tariffs, importation costs and taxes so that it is no longer economically feasible to purchase and import such items; and

     o Imposing cumbersome, lengthy or difficult to follow protocols upon importers, making it no longer feasible to import antiques.

12.  Impact of Environmental Laws
     ----------------------------

We are not aware of any federal, state or local environmental laws that would effect our operations.

13.  Employees
     ----------

Currently we have two (2) employees: President, Raymond Kuh and Corporate Secretary Cindy Swank. We have no intention to add employees at this time. No employee is working pursuant to a written employment contract or represented by a collective bargaining unit. We consider our relationship with our employees to be good.

14.  Present Licensing Status
     ------------------------

None -- Not Applicable.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS
-------------

The following discussion should be read in conjunction with the audited financial statements for year ended December 31, 2000 and December 31, 2001.

A.   MANAGEMENT'S PLAN OF OPERATION

APD Antiquities, Inc. is an e-Commerce company engaged in the business of acquiring, importing and marketing valuable antique products such as such as furniture,  works of art, antiques,  glass works, porcelain,  statues,  pottery, sculptures and other collectibles and collector items which are of primarily Asian origin. As of December 31, 2001 our inventory consisted of 9 different antiques, with an inventory cost of $28,207, including guilt lacquer items; stone and bronze statues; and, porcelain and wood accessories. Retail sales of antiques are primarily facilitated through our web site: http://www.apd-international.com.

We principally purchase antiques from a variety of retail sources, agents and wholesale outlets in Hong Kong, the Peoples Republic of China and other foreign and domestic locations. These avenues of supply will continue to be our main source of inventory.

We have two primary sales and marketing strategies. The first is a direct sales approach via an Internet retail site. Originating from our Corporate Headquarters, we have contracted with a local Web Designer and Internet Service Provider (ISP) for the development and hosting of our retail web site. Upon accessing the site, interested parties are able to read about our Company, browse the majority of inventory items and place orders. Currently, five (5) of our pieces can be viewed in our gallery at http://www.apd-international.com/gallery.htm. Utilizing the Internet has allowed us to market Antiques on a global basis. At the current time, due to the expense associated with secure credit card transactions, we do not accept credit card orders via the web site. Currently our sales and marketing and, in large part, revenues are entirely dependent on our website.

Our second marketing and sales strategy is a proposed direct mail approach. The direct mail approach will focus on antique collectors, interior decorators, home designers, private clients and corporations. At the present time, a general plan has been agreed up concerning our direct sales approach. Still needing to be undertaken is an assessment of local and national business and social demographics, focusing on antique collectors, interior decorators, home designers, private clients and corporations. When we are in a position to conduct this research, we will seek the services of a marketing/public relations firm. We are uncertain, at this time, which local or national firm we will secure to undertake such a demographic study. Due to capital constraints, we cannot implement our proposed direct sales approach at this time.

We have utilized the services provided by submit-express.com (http://www.submit-express.com/), and submitted our web site for listing on many popular search engines including: Lycos, Google, Yahoo Web Pages, Wisenut, AOL Search, Hotbot, Infoseek, DirectHit, Northern Light, Ask Jeeves, ByteSearch, MetaSpider Canada.com, Dogpile and Go 2 Net, among others. Our web site has been written with imbedded HTML coding which allows it to be searchable. Generally, in the past, we have been dependent on word of mouth and reputation.

B.   OPERATING RESULTS

From the date of inception through December 31, 2001 we have accumulated an operating deficit of $25,484, for a net loss per common share of $0.02. For the year ended December 31, 2001, we had a net loss of $5,981 our gross revenues were $52,296 from the sale of 14 antiques to six different customers. As of December 31, 2001, we had cash of $1,202 and resale inventories of $28,207 for total current assets of $29,409.

As of December 31, 2000 and the date of this filing, the Company has three hundred fifty-two thousand shares (352,000) shares of its $0.001 par value common voting stock issued and outstanding. Forty-two (42) shareholders of record hold these shares.

For the year ended December 31, 2001, we sold 14 Antiques with an average single antique sales price of $3,735. Accordingly, we have realized only minimal revenue from sales and had a net loss of $5,981 for the year ended December 31, 2001. We believe that we could, potentially, experience negative operating cash flow for the foreseeable future as a result of significant increased spending on advertising, augmentation of inventory, etc.

If the Company needs to raise additional capital in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, additional funds may be raised through the issuance of equity or convertible debt securities. We do not currently have any contractual restrictions on our ability to incur debt. Given our historical operating results and business plan, and based on the possibility that available funds from operations are insufficient to fund the Company's activities, it is likely we will need to raise additional funds through public and/or private financing. Any such indebtedness could contain covenants that would restrict our operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If equity or convertible debt securities are issued, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's common stock. At the current time, we do not have plans to obtain additional funding by way of a private placement offering.

The company intends to satisfy the costs associated with filing the required reports under the Exchange Act of 1934 by several methods. First, we will make additional sales, as well as by rapidly turning around any new inventory antiques that we acquire. Second, On August 1, 1996 the Board of Directors adopted certain resolutions including the authorization to obtain working capital loans from any third party in the name of the corporation if and when needed to pursue the business of the corporation. If required, and if they can be secured on reasonable terms, we will exercise this option and secure working capital loans. In addition, if necessary, the Officers of APD Antiquities, Inc. may also loan the company funds for filing expenses and other operating expenses.

We believe that our future growth and success will depend on our ability to find additional products and suppliers whose antiques will be sold over the Internet, and to find customers for these products. We plan to continually evaluate potential products to determine what additional products or enhancements may be required in order to be competitive in the Internet marketplace. We do not plan to develop products internally, but will continue to find suppliers who are willing to sell their antiques to the Company.

The only research and development costs incurred since inception are with respect to finding suitable products that offer the Company potential for revenues and profits and the design and development of our web site, as we market these products through our Web site.

Our ability to achieve profitable operations is subject to the validity of our assumptions and risk factors within the industry and pertaining to the Company.

C.   GOING CONCERN

Our auditors have noted that there is substantial doubt about the Company's ability to continue as a going concern. Management believes that an estimated $60,000 to $90,000 is necessary to continue operations through the next year based on the expected levels of expenditures and activities for our current business.

D.   LIQUIDITY AND CAPITAL RESOURCES

APD Antiquities, Inc. has limited assets. As of December 31, 2001, our assets consisted of cash of $1,202 and resale inventories of $28,207 for total assets of $29,409. Our officers own the computer equipment the Company utilizes. The Company has had minimal operations and very limited revenues. From inception through December 31, 2001 the Company accumulated an operating deficit of $25,484. For the six months ending June 30, 2002, the Company had a net loss of $3,540 on gross revenues of $9,103.

The initial capital funds raised through the sale of our equity securities for cash have covered our capital needs through December 31, 2001, however
Management  believes  that an  estimated  $60,000  to $90,000  is  necessary  to continue operations through the next year based on the expected levels of expenditures and activities for our current business. With respect to long term liquidity (periods in excess of one year), we are unable to reasonably project or otherwise make assumptions concerning future cash flows or amounts of funds that may be available to the Company. Long-term liquidity is directly dependent upon the future success of the Company's business, including our marketing strategy, our efforts to increase sales and the costs of goods as well as operational and administrative costs relative to our market price. Management currently anticipates that cash flow from operations will increase in the long-term as the Company increases its sales and marketing activities. However, management also anticipates that our operating expenses will increase in the long-term as a result of the increase in sales and marketing activities as well as general and administrative activities. To the extent that available funds from operations are insufficient to fund the Company's activities, the Company may need to raise additional funds through public and private financing. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favorable to the Company and its stockholders. Failure to obtain such financing could delay or prevent our planned expansion, which could adversely affect our business, financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur.

Other than as described in the "Business" section of this Registration Statement, we do not have any commitments for material expenditures over either the near or long term and none are presently contemplated.

As of June 30, 2002 and the date of this filing, no shares of stock, whether common or preferred, have been issued during this fiscal year, nor are there outstanding exercisable options or warrants.

E.  DIVIDENDS

We have not paid any dividends to date. In addition, we do not anticipate paying dividends in the immediate foreseeable future. Our Board of Directors will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and other such factors as the board may deem relevant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of the date hereof, the Company has no debt with variable or fixed interest rates, however, in the future we may incur debt or issue debt instruments. The fair market value of any future debt will be sensitive to changes in prevailing interest rates. The Company runs the risk that market rates will decline and the required payments will exceed those based on the current market rate. We do not use interest rate derivative instruments to manage our exposure to interest rate changes.

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------

A.   DESCRIPTION OF PROPERTY

The address of our principal office is: 516 W. Sprague Ave., Spokane, WA 99201. An unaffiliated party is providing approximately 1,250 square feet of office space on a month-to-month basis at the rate of $300 per month. We are utilizing this space on a month-to-month basis and there are no written terms. Either party may terminate the month-to-month rental of office space by giving the other party 20 days written notice. Management believes that this space is currently suitable for the Company's needs for an additional twelve (12) months.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS
----------------------------------------------------------------------

A.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of the date of this Registration Statement, certain information with respect to the beneficial ownership of the Company's common stock concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by us to own beneficially more than five (5%) of the common stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At December 31, 2001 and the date of this registration statement we had outstanding 352,000 shares of common stock.

------------------------------------------------------------------------------------------------------
                      Name and Address
                    Of Beneficial Owner                                   Amount of Shares  Percent of
Title of Class           Of Shares                    Position             Held by Owner       Class
------------------------------------------------------------------------------------------------------
Common         Raymond J Kuh                    (1)President/Director          50,001          14.20%
               516 W Sprague Ave
               Spokane, WA 99201

               Cindy K Swank
Common         36 E Heroy                       (1)Secretary/Treasurer/
               Spokane, WA 99207                        Director               50,001          14.20%
               Peter Yauschew

               Oberaschauer Str. 2
Common         Grabenstatt, Chiemsee 83355         Beneficial Owner            33,433           9.50%
               Germany

               Merridy Buttice
Common         914 Hobson                          Beneficial Owner            33,433           9.50%
               Walla Walla, WA 99362

               Peter Schmid
               Wiesenweg 7
Common         Aying 85653
               Germany                             Beneficial Owner            33,433           9.50%

                                                                              17

------------------------------------------------------------------------------------------------------
                      Name and Address
                    Of Beneficial Owner                                   Amount of Shares  Percent of
Title of Class           Of Shares                    Position             Held by Owner       Class
------------------------------------------------------------------------------------------------------
               Klaus Lewin
               Eleonorenstrasse 2
Common         Zurich 8028
               Switzerland                         Beneficial Owner            33,433           9.50%

               Jutta Radtke
               Bonner Strasse 358
Common         Cologne 50968
               Germany                             Beneficial Owner            33,333           9.47%

               Donna Street
Common         PO Box 216
               Rockford, WA 99030                  Beneficial Owner            33,333           9.47%

               All Executive Officers,
Common         Directors and Beneficial Owners
               as a Group (8 persons)                                          300,400          85.34%

------------------------------------------------------------------------------------------------------

<F1>
(1) c/o APD Antiquities, Inc., 516 W. Sprague Ave., Spokane, WA 99201

B.   PERSONS SHARING OWNERSHIP OF CONTROL OF SHARES

No persons other than Raymond J. Kuh, President and Director, and Cindy Swank, Secretary/Treasurer and Director, own or share the power to vote ten percent (10%) or more of the Company's securities.

C.   NON-VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has not issued any non-voting securities.

D.   OPTIONS, WARRANTS AND RIGHTS

There are no options, warrants or rights to purchase the Company's securities.

E.   PARENTS OF ISSUER

The Company has no parents, under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

A. The following table sets forth the names, positions and ages of our executive officers and directors. All our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

     -----------------------------------------------------------------------
             Name              Age                 Position
     -----------------------------------------------------------------------

     Raymond J. Kuh             28        President and Director

     Cindy Swank                49        Secretary, Treasurer and Director
     -----------------------------------------------------------------------

B.   WORK EXPERIENCE

Raymond J. Kuh has been the President and Director of APD Antiquities, Inc. since elected to these offices in January 1999. He holds a Bachelor of Arts Degree in English Literature (May 1996) from Gonzaga University, of

Spokane, WA. In addition, Mr. Kuh completed nearly 6 months of intensive Spanish immersion courses in June 1997, at the Autonomous University of Guadalajara, Guadalajara Mexico. As a result of his studies abroad, Mr. Kuh became particularly interested in historical sculpture, art, documents and architecture, and began collecting on a private basis. From June 1997, through the present, Mr. Kuh has been employed by Walsh & Associates of Spokane, Washington, a small firm specializing in patent, trademark, copyright and other intellectual property law as well as business consulting. Mr. Kuh performs the tasks of Operations Manager, whereby he manages the office activities and staff of three. From 1993 through May of 1996 and January 1997 through June of 1997, Mr. Kuh was attending university. In the interim period of May 1996 through December 1996 and on a part time basis thereafter, Mr. Kuh was employed by Cyrus O' Leary's, Inc., a restaurant.

Cindy Swank has been the Secretary/Treasurer and Director of APD Antiquities, Inc. since elected to these office in January 1999 and focuses on developing sales and marketing programs for the Company's products. From 1997 through the present, Ms. Swank has been self-employed as a manager-promoter of her daughter, a singer/stage performer, as well as other activities in the marketing and reorganization of websites. She attended Eastern Washington University in Cheney, WA and has awards for her accomplishments and creativity in the design industry. Mrs. Swank founded, owned and managed Daisy's Bloomers, from 1990 until 1997, when she sold the business to L&L Limited Partnership. The principle business of Daisy's Bloomers was retail sales of flowers and gifts.

ITEM 6.  EXECUTIVE COMPENSATION.
---------------------------------

CASH COMPENSATION.

A. The following table shows, for the two-year period ended December 31, 2001, the cash and other compensation we paid to our Chief Executive Officer. No executive officer had annual compensation in excess of $100,000. We have not entered into any formal employment agreements with our officers or directors.

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------
         Name and               Year      Salary       Bonus       Other Annual
    Principal Position                                             Compensation
--------------------------------------------------------------------------------

Raymond Kuh,                    2001       $ -0-       $ -0-          $1,098
President and Chief             2000       $ -0-       $ -0-          $1,637
Executive Officer
Since February 1999
--------------------------------------------------------------------------------

*The two officers/directors do not receive salaries but are being compensated for sales generated on behalf of the Company. Compensation is based solely on bringing business to the Company. A six percent (6%) commission is equally divided amongst the two (2) officers/directors for each sale made. From inception through December 31, 2001 the two (2) officers/directors were paid a combined total of $2,715 for sales arranged on behalf of the Company. Due to the capital constraints that the Company faces, as of June 1, 2001 both officers/directors have elected to temporarily forgo payment of commissions by the Company and instead allow commissions to accrue on the books of the Company until such time as APD is adequately capitalized. From June 1, 2001 through June 30, 2002, commissions payable total $2,313.

OPTION GRANTS IN THE LAST FISCAL YEAR

A. No options to purchase shares of common stock of the Company during the fiscal year ended December 31, 2000 or from inception were issued to any person named in the Summary Compensation Table. Consequently, no options were exercised during the year ended December 31, 2000.

B. No options to purchase shares of common stock of the Company during the fiscal year ended December 31, 2001 or from inception were issued to any person named in the Summary Compensation Table. Consequently, no options were exercised during the year ended December 31, 2001.

2001 STOCK OPTION PLAN

A. On January 15, 2001, our board of directors adopted the 2001 Stock Option Plan (the "Plan") as a means of increasing employees', board of advisors, consultants' and non-employee directors' proprietary interest and to align more closely their interests with the interests of our stockholders. The Plan should also increase our ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

Under the Plan, we have reserved an aggregate of one million (1,000,000) shares of common stock for issuance pursuant to options ("Plan Options"). Our board of directors or a committee of our board of directors consisting of non-employee directors (the "Committee") will administer the Plan, including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

B.   COMPENSATION OF DIRECTORS

No director receives any fee for service as a director. The directors do not receive fees or salaries but are being compensated for sales generated on behalf of the Company. Compensation is based solely on bringing business to the Company. A six percent (6%) commission is equally divided amongst the two (2) current directors, who also serve as the Corporation's officers, for each sale made. From inception through December 31, 2001 the two (2) directors/officers were paid a combined total of $2,715 for sales arranged on behalf of the Company. Due to the capital constraints that the Company faces, as of June 1, 2001 both directors/officers have elected to temporarily forgo payment of commissions by the Company and instead allow commissions to accrue on the books of the Company until such time as APD is adequately capitalized. From June 1, 2001 through June 30, 2002, commissions payable total $2,313.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

APD Antiquities, Inc. was incorporated in the State of Nevada on July 23, 1996 by the founding shareholder. In connection with the organization of the Company, a total of one thousand (1,000) shares of the Company's common stock were issued to the founding shareholder as a conversion of the debt incurred for incorporating the company. On January 4, 1999, a resolution was passed by the Board of Directors authorizing the issuance of a total of three hundred thousand (300,000) shares of the Company's common stock, par value $.001 per share, for a total of three hundred dollars ($300.00), to two individuals who were nominated and elected to serve as both directors and officers of the Company at that time.

In June 2001, Peter Yauschew, Merridy Buttice, Peter Schmid, Klaus Lewin, Jutta Radtke and Donna Street (all identified in Item 4. A. herein) purchased a total of 199,998 shares of our common stock from Officers/Directors Kuh and Swank in private transactions exempt from registration, pursuant to ss.4(1) of the Securities Act of 1933.

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

Authorized Capital and Outstanding Shares
-----------------------------------------

The original Articles of the Company authorize the issuance of twenty-five million (25,000,000) shares, including twenty million (20,000,000) shares of common stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred at par value of $0.001 per share.

At December 31, 2001 and the date of this registration statement we had outstanding three hundred fifty-two thousand (352,000) shares of common stock. There were no shares of Preferred stock Outstanding.

$0.001 par value COMMON STOCK.
------------------------------

There are three hundred fifty-two thousand (352,000) shares of common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and, in such event, the holders of the remaining shares will be unable to elect any of our directors. Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our board of directors may determine. Upon our liquidation, dissolution, or winding, the assets legally available for distribution to our shareholders will be distributed ratably among the holders of the shares outstanding at the time. Holders of our shares of common stock have no preemptive, conversion, or subscription rights, and our shares of common stock are not subject to redemption. All our outstanding shares of common stock are fully paid and non-assessable.

$0.001 par value PREFERRED STOCK
--------------------------------

There are no shares of Preferred Shares issued or outstanding. Shares of Preferred stock have no preemptive, conversion, or subscription rights, and our shares of Preferred stock are not subject to redemption. There are no shares of Preferred stock issued and outstanding as of March 31, 2002 and as of the date of this filing. The board of directors shall have the authority, pursuant to the Nevada Revised Statutes, to set by resolution the particular designation, preferences and relative, participating, optional or other special rights and qualification, limitations or restrictions of any class of stock or any series of stock within any class of stock issued by the corporation.


                                     PART II

ITEM 1.  MARKET  PRICE  OF  AND  DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
AND OTHER STOCKHOLDER MATTERS
-----------------------------

A.   MARKET INFORMATION

Our common stock is currently not traded on the NASDAQ OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for our common stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for our securities, but we may initiate such
discussions  in  the  future  following   effectiveness  of  this   Registration
Statement.

     (i) There is currently no common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

     (ii) There is currently no common stock of the Company that the registrant has agreed to register for sale by security holders.

     (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

     (iv) As of the date of this registration statement, we believe that the 100,002 shares of our common stock held by officers and directors could be sold pursuant to Rule 144 if we were a reporting issuer under the Securities Exchange Act of 1934; and that 52,000 shares held by unaffiliated shareholders are eligible for sale under Rule 144(k). In addition, as of June 2002 an additional 199,998 shares would be eligible for sale under Rule 144 if we were a reporting issuer under the Act. We have not agreed to register any shares for resale on behalf of any of our shareholders.

B.   HOLDERS

As of the date of this filing, we have 42 stockholders of record.

C.   DIVIDEND POLICY

We have not paid any dividends to date. In addition, we do not anticipate paying dividends in the immediate foreseeable future. Our Board of Directors will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and other such factors as the board may deem relevant.

D.   REPORTS TO SHAREHOLDERS

Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   TRANSFER AGENT AND REGISTRAR

The Transfer Agent for the shares of common voting stock of the Company is:

        The Nevada Agency and Trust Company
        50 West Liberty, Suite 880,
         Reno, Nevada 89501.

ITEM 2. LEGAL PROCEEDINGS
---------------------------

We are not currently involved in any material legal proceedings nor do we have knowledge of any threatened litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------

Our financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001(from inception) have been audited by Williams and Webster, P.S. Certified Public Accountants. Williams and Webster, P.S. has not resigned, declined to stand for reelection nor been dismissed and will continue to be the independent accountant of record for the fiscal year ended December 31, 2002.

The reports of Williams and Webster, P.S. for the years ended December 31, 1999, 2000 and 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principle but were qualified as to going concern.

In connection with its audits for such fiscal years and through the date hereof, there have been no disagreements with Williams and Webster, P.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Williams and Webster, P.S. would have caused such firm to make reference thereto in their report on the financial statements for such years.

Williams and Webster, P.S. has reviewed the disclosure in this item and consents are included as exhibits to this Registration Statement.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES
-----------------------------------------------

The following information sets for the certain information with respect to all securities that we have sold since inception.

APD Antiquities, Inc. was incorporated in the State of Nevada on July 23, 1996 by the founding shareholder. In connection with the organization of the Company, a total of 1,000 shares of the Company's common stock were issued to the founding shareholder as a conversion of the debt incurred for incorporating the company.

On January 4, 1999, the Board of Directors passed a resolution authorizing the issuance of a total of 300,000 shares of the Company's common stock, par value $.001 per share, for a total of $300.00, to two individuals, Raymond Kuh and Cindy Swank, who were also nominated and elected to serve as both directors and officers of the Company at that time.

On May 24, 1999, we completed a private placement of shares of common stock pursuant to Regulation D, Rule 504 of the Securities act of 1933, as amended, whereby we sold 51,000 shares of the Company's common stock to 19 foreign and 19 domestic investors at a price of $1.00 per share.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
----------------------------------------------------

Chapter 78 of the Nevada Revised Statutes permits the indemnification of directors, employees, officers and agents of Nevada corporations as follows:

Section  78.7502  Discretionary  and  mandatory   indemnification  of  officers,
directors, employees and agents:

     General provisions.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section  78.751  Authorization   required  for  discretionary   indemnification;
advancement of expenses; limitation on indemnification and advancement of expenses.

     1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a) By the stockholders;

          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

          (c) If a majority  vote of a quorum  consisting  of directors who were
          not  parties  to  the  action,   suit  or  proceeding  so  orders,  by
          independent legal counsel in a written opinion; or

          (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

          (a) The creation of a trust fund.

          (b) The establishment of a program of self-insurance.

          (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

          (d) The establishment of a letter of credit, guaranty or surety.

     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

     4. In the absence of fraud:

          (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

          (b) The insurance or other financial arrangement:

               (1) Is not void or voidable; and

               (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

Our Certificate of Incorporation provides as follows:

                                    ARTICLE X
                                 Indemnification
                                 ---------------

     The Corporation shall, to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all personals who it shall have power to indemnify under this section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Pursuant to the Revised Nevada Statutes, the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by the court of the competent jurisdiction that he/she is not entitled to be indemnified by the Corporation.

                                   ARTICLE XI
              Director Indemnification for Breach of Fiduciary Duty
              -----------------------------------------------------

     To the fullest extent permitted by the Revised Nevada Statutes, as the same exists or may hereafter be amended, a director or officer of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer of the Corporation.

Our Bylaws provide as follows:

                                    INDEMNITY
                                    ---------

                  6.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.


                          6.2 INDEMNIFICATION OF OTHERS

     The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reason-ably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

                                  6.3 INSURANCE

     The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of Nevada.


                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS APD ANTIQUITIES, INC.
----------------------------------------------------

The following documents are filed as part of this report:

         Report of Williams & Webster, PS

         FINANCIAL STATEMENTS

                              APD ANTIQUITIES, INC.
                              Financial Statements
                                  June 30, 2002

















                            WILLIAMS & WEBSTER, P.S.
                          Certified Public Accountants
                        Bank of America Financial Center
                          601 W. Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111

                              APD ANTIQUITIES, INC.

                                TABLE OF CONTENTS




ACCOUNTANT'S REVIEW REPORT                                             1

INDEPENDENT AUDITOR'S REPORT                                           2

FINANCIAL STATEMENTS

         Balance Sheets                                                3

         Statements of Operations                                      4

         Statement of Stockholders' Equity                             5

         Statements of Cash Flows                                      6

NOTES TO FINANCIAL STATEMENTS                                          7

Board of Directors
APD Antiquities, Inc.
Spokane, WA

                           ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of APD Antiquities, Inc., as of June 30, 2002, and the related statements of operations, stockholders' equity, and cash flows for the six months then ended. All information included in these financial statements is the representation of the management of APD Antiquities, Inc.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the years ended December 31, 2001 and 2000 were audited by us and we expressed an unqualified opinion on them in our report dated April 26, 2002. We have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has limited cash and financial resources and recurrent losses from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


S/Willaims & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
July 9, 2002

Board of Directors
APD Antiquities, Inc.
Spokane, WA

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of APD Antiquities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APD Antiquities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has limited cash and financial resources and recurrent losses from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


s/Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
April 26, 2002

                                                APD ANTIQUITIES, INC.
                                                   BALANCE SHEETS

                                                                  June 30,   December  December
                                                                    2002        31,       31,
                                                                (unaudited)    2001      2000
                                                                -----------  --------  --------
ASSETS
     CURRENT ASSETS
        Cash                                                    $        38  $  1,202  $ 20,829
        Inventory                                                    25,551    28,207    11,841
        Loan receivable                                                   -         -       375
        Accrued interest receivable                                       -         -        21
                                                                -----------  --------  --------

            Total Current Assets                                     25,589    29,409    33,066
                                                                -----------  --------  --------

     TOTAL ASSETS                                               $    25,589  $ 29,409  $ 33,066
                                                                ===========  ========  ========


LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES
        Accounts payable                                        $         -  $      -  $    175
        Sales tax payable                                                 -       826        94
        Commissions payable                                           2,313     1,767         -
                                                                -----------  --------  --------
     Total Current Liabilities                                        2,313     2,593       269
                                                                -----------  --------  --------

     COMMITMENTS AND CONTINGENCIES                                        -         -         -
                                                                -----------  --------  --------

     STOCKHOLDERS' EQUITY
        Preferred stock, 5,000,000 shares authorized,
          $0.001 par value; no shares issued and outstanding              -         -         -
        Common stock, 20,000,000 shares authorized, $0.001
          par value; 352,000 shares issued and outstanding              352       352       352
        Additional paid-in capital                                   51,948    51,948    51,948
        Accumulated deficit                                         (29,024)  (25,484)  (19,503)
                                                                -----------  --------  --------
     TOTAL STOCKHOLDERS' EQUITY                                      23,276    26,816    32,797
                                                                -----------  --------  --------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $    25,589  $ 29,409  $ 33,066
                                                                ===========  ========  ========


                              ADP ANTIQUITIES, INC.
                             STATEMENT OF OPERATIONS

                                          Six Months
                                        Ended June 30,  Year Ended     Year Ended
                                             2002       December 31,  December 31,
                                         (unaudited)        2001          2000
                                        --------------  ------------  ------------
SALES                                   $        9,103  $     52,296  $     56,929

COST OF GOODS SOLD                               4,242        44,911        46,399
                                        --------------  ------------  ------------
GROSS PROFIT                                     4,861         7,385        10,530
                                        --------------  ------------  ------------


EXPENSES
    Marketing                                      240           480           479
    Rent                                         1,800         3,900         3,200
    General and administrative                     492           472         2,275
    Professional fees                            4,470         3,862         2,467
    Stock transfer fees                            810         1,535         1,440
    Commission                                     546         3,138         1,637
                                        --------------  ------------  ------------
        TOTAL EXPENSES                           8,358        13,387        11,498
                                        --------------  ------------  ------------

LOSS FROM OPERATIONS                            (3,497)       (6,002)         (968)

OTHER INCOME (EXPENSE)
    Interest income                                  -            21           813
    Interest expense                               (43)            -             -
                                        --------------  ------------  ------------
        TOTAL OTHER INCOME (EXPENSE)               (43)           21           813
                                        --------------  ------------  ------------
LOSS BEFORE INCOME TAXES                        (3,540)       (5,981)         (155)

INCOME TAXES                                         -             -             -
                                        --------------  ------------  ------------
NET LOSS                                $       (3,540) $     (5,981) $       (155)
                                        ==============  ============  ============

    NET LOSS PER COMMON SHARE,
        BASIC AND DILUTED               $        (0.01) $      (0.02)          nil
                                        ==============  ============  ============
    WEIGHTED AVERAGE NUMBER OF
        COMMON STOCK SHARES
        OUTSTANDING, BASIC AND DILUTED         352,000       352,000       352,000
                                        ==============  ============  ============




                              APD ANTIQUITIES, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                 Common Stock
                               ---------------
                               Number           Additional                                 Total
                                 of               Paid In   Subscriptions  Accumulated  Shareholders'
                               Shares   Amount    Capital     Receivable     Deficit       Equity
                               -------  ------  ----------  -------------  -----------  -------------
Balance, January 1, 2000       352,000  $  352  $   51,948  $     (16,000) $   (19,348) $      16,952

Stock subscriptions paid             -       -           -         16,000            -              -

Net loss for year ended
   December 31, 2000                 -       -           -              -         (155)          (155)
                               -------  ------  ----------  -------------  -----------  -------------

Balance, December 31, 2000     352,000     352      51,948              -      (19,503)        32,797

Net loss for year ended              -       -           -              -       (5,981)        (5,981)
   December 31, 2001
                               -------  ------  ----------  -------------  -----------  -------------

Balance, December 31, 2001     352,000     352      51,948              -      (25,484)        26,816

Net loss for six months              -       -           -              -       (3,540)        (3,540)
   ended June 30, 2002
                               -------  ------  ----------  -------------  -----------  -------------

Balance, June 30, 2002
   unaudited)                  352,000  $  352  $   51,948  $           -  $   (29,024) $      23,276
                               =======  ======  ==========  =============  ===========  =============



                              APD ANTIQUITIES, INC.
                            STATEMENTS OF CASH FLOWS

                                                    Six Months
                                                  Ended June 30,      Year Ended       Year Ended
                                                       2002           December 31,     December 31,
                                                   (unaudited)            2001             2000
                                                  --------------  ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                       $       (3,540) $        (5,981) $          (155)
   Adjustments to reconcile net loss
     to net cash used by operating activities:
   Change in inventory                                     2,656          (16,366)           4,334
   Decrease in loan receivable                                 -              375                -
   Increase (decrease) in interest receivable                  -               21              (21)
   Increase (decrease) in accounts payable                     -             (175)             175
   Increase (decrease) in sales tax payable                 (826)             732               94
   Increase in commissions payable                           546            1,767                -
                                                  --------------  ---------------  ---------------
Net cash provided (used) in operating activities          (1,164)         (19,627)           4,427
                                                  --------------  ---------------  ---------------
CASH FLOWS FROM INVESTING ACTIVITIES                           -                -                -
                                                  --------------  ---------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from stock subscription receivable                 -                -           16,000
                                                  --------------  ---------------  ---------------
Net cash provided by financing activities                      -                -           16,000
                                                  --------------  ---------------  ---------------

Change in cash                                            (1,164)         (19,627)          20,427

Cash, beginning of period                                  1,202           20,829              402
                                                  --------------  ---------------  ---------------
Cash, end of period                               $           38  $         1,202  $        20,829
                                                  ==============  ===============  ===============

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid                                     $            -  $             -  $             -
                                                  ==============  ===============  ===============
Income taxes paid                                 $            -  $             -  $             -
                                                  ==============  ===============  ===============


                              APD ANTIQUITIES, INC.
                        Notes to the Financial Statements
                                  June 30,2002

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

APD Antiquities, Inc. (hereinafter "the Company") was incorporated on July 23, 1996 under the laws of the State of Nevada for the purpose of operating retail outlets for rare antiques. The Company maintains its corporate office in Spokane, Washington and offers its products online. The Company's fiscal year end is December 31.

The Company changed its name from APD International Corporation in August of 1999.


NOTE 2 - ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
----------------

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. At June 30, 2002, the Company had not participated in consignment or conditional sales; therefore, there are no unsettled transactions related to sales or cost of sales.

Fair Value of Financial Instruments
-----------------------------------

The carrying amounts for cash, payables and accrued liabilities approximate their fair value.

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Derivative Instruments
----------------------

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for

                              APD ANTIQUITIES, INC.
                        Notes to the Financial Statements
                                  June 30,2002


NOTE 2 - ACCOUNTING POLICIES (continued)

Derivative Instruments (continued)
----------------------------------

hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivative contracts to hedge existing risks or for speculative purposes.

At June 30, 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Inventories
-----------

Inventories are accounted for using the specific identification method, and stated at the lower of cost or market, with market representing the lower of replacement cost or estimated net realizable value. The Company has no insurance coverage on its inventory.

The Company has no inventory on consignment at June 30, 2002. In the future, if the Company consigns inventory, it will retain title and will maintain insurance on the inventory until the inventory is sold, returned, lost, stolen, damaged, or destroyed.

Basic and Diluted Earnings Per Share
------------------------------------

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted net income (loss) per share is the same as basic net income (loss) per share as there are no common stock equivalents outstanding.

Revenue and Cost Recognition.
----------------------------

Revenues from retail sales are recognized at the time the products are delivered.

Although the Company does not provide a written warranty on its items sold, the Company will refund the purchase price paid to any customer in those instances when an item sold is proven to be non-authentic. In a majority of instances, the Company receives a certificate of authenticity for documents (items) purchased from its vendors and is reasonably assured as to the provenance of its products. Since inception, the Company has made no refunds for the sale of any non-authentic items nor has the Company received any claims or notice of prospective claims relating to such items. Accordingly, the Company has not established a reserve against forgery or nonauthenticity.

If a product proves not to be authentic, a full refund is given to the purchaser and a charge against sales and related costs is recorded.

                              APD ANTIQUITIES, INC.
                        Notes to the Financial Statements
                                  June 30,2002

NOTE 2 - ACCOUNTING POLICIES (continued)

Advertising Costs
-----------------

Advertising costs, including costs for direct mailings, are expensed when incurred.

Compensated Absences
--------------------

The Company does not offer paid vacation or personal time to its employees. Accordingly, there is no related accrual of expenses.

Provision for Taxes
-------------------

Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2002, the Company had net deferred tax assets of approximately $5,800 principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at June 30, 2002.

At June 30, 2002, the Company had net operating loss carryforwards of approximately $29,000 which expire in the years 2019 through 2022.

Web Site Development
--------------------

An outside consultant planned and developed the Company's web site to sell the Company's products. The planning and development costs incurred in this project, in the amount of $1,960 for the period ended December 31, 1999, were expensed as incurred in accordance with SOP 98-1.

Effective January 1, 2000, the Company adopted SOP 98-1 as amplified by EITF 00-2, "Accounting for Web Site Development Costs." In accordance with this early adoption, the Company will henceforth capitalize web site development costs. As of June 30, 2002, the Company had not incurred any web site development costs.

Going Concern
-------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At June 30, 2002, the Company has a net loss of $3,540, an accumulated deficit of $29,024 and limited cash resources. These conditions raise significant doubt about the Company's ability to continue as a going concern. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the commercial success of its retail venture. Management's plans are to seek additional capital through sales of the Company's stock.

                              APD ANTIQUITIES, INC.
                        Notes to the Financial Statements
                                  June 30,2002

NOTE 2 - ACCOUNTING POLICIES (continued)

Going Concern (continued)
-------------------------

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Accounting Pronouncements
-------------------------

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000, and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company believes that the adoption of this standard will not have a material effect on the Company's results of operations or financial position.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 provides for the elimination of the pooling-of-interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. An early adoption provision exists for companies with fiscal years beginning after March 15, 2001. On December 31, 2001, the Company adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 will have no effect on the Company's financial statements as the Company does not currently have assets with indefinite lives.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 establishes guidelines related to the retirement of tangible long-lived assets of the Company and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. This statement is effective for financial statements issued for the fiscal years beginning after June 15, 2002 and with earlier application encouraged. The Company adopted SFAS No. 143 and does not believe that the adoption will have a material impact on the financial statements of the Company at June 30, 2002.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new standard

                              APD ANTIQUITIES, INC.
                        Notes to the Financial Statements
                                  June 30,2002

NOTE 2 - ACCOUNTING POLICIES (continued)

Accounting Pronouncements (continued)
-------------------------------------

establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. Statement 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company adopted SFAS 144 and does not believe that the adoption will have a material impact on the financial statements of the Company at June 30, 2002.

Interim Financial Statements
----------------------------

The financial statements for the period ended June 30, 2002, included herein, are interim financial statements. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for the period. All such adjustments are normal recurring adjustments. The results of operations for the interim period presented is not necessarily indicative of the results to be expected for the full fiscal year.


NOTE 3 - LOAN RECEIVABLE

The Company had a loan receivable from a stockholder that is uncollateralized, payable upon demand, and bore an annual interest rate of 5%. During the year ended December 31, 2001, the loan was repaid.


NOTE 4 - PREFERRED AND COMMON STOCK

The Company has 5,000,000 shares of preferred stock authorized and none issued. The Company has 20,000,000 shares of common stock authorized. During the year ended December 31, 1999, 300,000 shares of common stock were issued to officers and directors for cash in the amount of $300 (par value), 51,000 common shares were sold for $1.00 per share and 1,000 common shares were issued for converted debt. Stock subscriptions receivable of $16,000 at December 31, 1999 were collected in the year ended December 31, 2000. All shares of stock are non-assessable and non-cumulative, with no preemptive rights.


NOTE 5 - STOCK OPTION PLAN

The Company's board of directors approved the adoption of the "2001 Non-Qualified Stock Option and Stock Appreciation Rights Plan" by unanimous consent on January 15, 2001. This plan was initiated to encourage and enable officers, directors, consultants, advisors and other key employees of the Company to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of 1,000,000 of the authorized shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. No options have been issued under the plan as of June 30, 2002.

                              APD ANTIQUITIES, INC.
                        Notes to the Financial Statements
                                  June 30,2002

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Rental Agreement
----------------

The Company has a month-to-month rental agreement for office space in Spokane, Washington. The monthly rent is $300.


NOTE 7 - RELATED PARTY TRANSACTIONS

The occasional usage of used computer equipment, provided to the Company by the Company's officers at no charge, is considered immaterial for financial reporting.

The Company pays a 3% commission on every sale to both of the Company's two officers. Commissions unpaid, but accrued, are unsecured, payable upon demand and non-interest bearing.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS
--------------------------

3.1      Articles of Incorporation of APD International Corporation.

3.2 Certificate of Amendment to the Articles of Incorporation of APD International Corporation ( Change of Name to APD Antiquities, Inc.)

3.3      By-Laws

4.1      Common Stock Certificate (1)

10.1     2001 Stock Option Plan (1)

23.1     Consent of Williams & Webster, P.S.
------------------------

(1) To be filed by amendment.

                                    SIGNATURES

In accordance with Section 12 of the Securities Exchange Act f 1934, the Registrant caused this amendment to its registration statement to be signed on its behalf by the undeosigned, thereunto duly authorized. r Date: August 7, 2002

                              APD ANTIQUITIES, INC.


                         By: /s/ Raymond Kuh
                            ------------------------------
                            Raymond Kuh, President and CEO

EXHIBIT 3.1
-----------
                            ARTICLES OF INCORPORATION

                                       OF

                          APD INTERNATIONAL CORPORATION

                                   * * * * * *

     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

     ARTICLE ONE. [NAME]. The name of the corporation is:

                          APD INTERNATIONAL CORPORATION

     ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is The Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

     ARTICLE THREE. [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business to in conflict with the laws of the United States of America, and without the foregoing, specifically:

          I. [OMNIBUS]. To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

          II. [CARRYING ON BUSINESS OUTSIDE STATE]. To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

          III. [PURPOSES TO BE CONSTRUED AS POWERS]. The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

     ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of TWENTY-FIVE MILLION (25,000,000) shares of stock, Par Value ONE MILL ($0.001) per share, divided into two (2) classes of stock as follows:

     (A) NON-ASSESSABLE COMMON STOCK: TWENTY MILLION (20,000,000) shares of NON-ASSESSABLE COMMON STOCK, Par Value ONE MILL ($0.001) per share and

     (B)  PREFERRED  STOCK:  FIVE  MILLION   (5,000,000)   shares  of  PREFERRED
          NON-VOTING STOCK, Par Value ONE MILL ($0.001) per share.

     All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities which the corporation may now or hereafter be authorized to issue.

     The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

     Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

     ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of not more than nine (9) nor less than one (1) person. The name and address of the first Board of Directors is:

NAME                   ADDRESS
----                   -------

Joseph R. Edington     703 West 7th Avenue, Suite 100 Spokane, Washington 99204


     ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

     ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows

     NAME                  ADDRESS
     ----                  -------

     Amanda Cardinalli     Suite #880, 50 West Liberty Street Reno, Nevada 89501


     ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

     ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meetings of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

     ARTICLE ELEVEN. [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such Director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

     ARTICLE TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

     IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 22nd day of July, 1996.

                                            s/Amanda Cardinalli
                                            ------------------------------------
                                            AMANDA CARDINALLI

 STATE OF NEVADA          }
                          : ss.
 COUNTY OF WASHOE         }


     On the 22nd day of July, 1996, before me, the undersigned, a Notary Public in and for the State of Nevada, personally appeared AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

                                            s/Margaret A. Oliver
                                            ------------------------------------
                                            MARGARET A OLIVER
                                            NOTARY PUBLIC
                                            Residing in Reno, Nevada

 My commission Expires: October 10, 1998
                        ----------------

EXHIBIT 3.2
-----------
                            CERTIFICATE OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                          APD INTERNATIONAL CORPORATION


     Pursuant  to  the   provisions  of  the  Nevada   Revised   Statutes,   APD
International Corporation, a Nevada corporation adopts the following amendment to its Articles of Incorporation:

     1. The undersigned individuals, as officers of the corporation, hereby certify that on the 31st day of August, 1999, a Special Meeting of the Board of Directors was duly held and convened at which was present a quorum of the Board of Directors acting through all proceedings, and at which time the following resolution was duly adopted by the Board of Directors:

     RESOLVED: That the Secretary of the corporation is hereby ordered and directed to obtain written consent of the stockholders owning at least 66 2.3% majority of the voting power of the outstanding stock of the corporation for the following purposes:

     To amend Article One of the Articles of Incorporation, filed on the 23rd July, 1996, to provide that name of the corporation be changed from APD International Corporation to APD Antiquities, Inc.

     2. Pursuant to the provisions of the Nevada Revised Statutes, a majority of the registered stockholders holding Three Hundred Thousand (300,000) shares out of Three Hundred Fifty Two Thousand (352,000) shares issued and outstanding have executed written consent(s) authorizing the adoption of the Amendment to Article One of the Articles of Incorporation as follows:

           ARTICLE ONE.      [NAME]. The name of the corporation is:
           ------------

                             APD Antiquities, Inc.

     IN WITNESS WHEREOF, the undersigned being the President and Secretary of APD International Corporation, a Nevada corporation, hereunto affix their signatures this 31st day of August, 1999. This Certificate of Amendment may be executed in any number of counterparts, each of which when so executed, shall constitute an original copy hereof, but all of which together shall consider but one and the same document.

                                       APD INTERNATIONAL CORPORATION

                                       By:  s/Raymond Kuh
                                          -------------------------------------
                                          Raymond Kuh, President


                                       By:  s/Cindy K. Swank
                                          -------------------------------------
                                          Cindy K. Swank, Secretary


STATE OF WASHINGTON        )
                           )  ss.
COUNTY OF SPOKANE          )

     On this 10th day of September, 1999 , before me a Notary Public in and for the state of Washington, duly commissioned and sworn, personally appeared Raymond J. Kuh, President of APD International Corporation, a Nevada corporation, known or proven on the basis of satisfactory evidence to be the individual who executed the within and foregoing document, and acknowledged the said instrument to be a free and voluntary act and deed, for the uses and purposes therein stated.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.


                  Terry J. Brill
         ---------------------------------
         NOTARY PUBLIC

         Residing at:    Spokane, WA
                     ---------------------

         My Commission Expires:

                  01-28-2003
         ---------------------------------

EXHIBIT 3.3
-----------
                                    BYLAWS OF
                          APD INTERNATIONAL CORPORATION
                             (a Nevada Corporation)

                                TABLE OF CONTENTS
                                                                            Page

ARTICLE I - CORPORATE OFFICES..................................................1

1.1      REGISTERED OFFICE.....................................................1
1.2      OTHER OFFICES.........................................................1

ARTICLE II - MEETINGS OF STOCKHOLDERS..........................................1

2.1      PLACE OF MEETINGS.....................................................1
2.2      ANNUAL MEETING........................................................1
2.3      SPECIAL MEETING.......................................................1
2.4      NOTICE OF STOCKHOLDERS' MEETINGS......................................2
2.5      MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE..........................2
2.6      QUORUM................................................................3
2.7      ADJOURNED MEETING; NOTICE.............................................3
2.8      VOTING................................................................3
2.9      WAIVER OF NOTICE......................................................4
2.10     STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A
         MEETING...............................................................4
2.11     RECORD DATE FOR STOCKHOLDER NOTICE; VOTING; GIVING
         CONSENTS..............................................................5
2.12     PROXIES...............................................................5
2.13     LIST OF STOCKHOLDERS ENTITLED TO VOTE.................................6
2.14     INSPECTORS OF ELECTION................................................6

ARTICLE III - DIRECTORS........................................................7

3.1      POWERS................................................................7
3.2      NUMBER OF DIRECTORS...................................................7
3.3      ELECTION, QUALIFICATION AND TERM OF OFFICE OF
         DIRECTORS.............................................................7
3.4      RESIGNATION AND VACANCIES.............................................7
3.5      PLACE OF MEETINGS; MEETINGS BY TELEPHONE..............................8
3.6      FIRST MEETINGS........................................................8
3.7      REGULAR MEETINGS......................................................9
3.8      SPECIAL MEETINGS; NOTICE..............................................9
3.9      QUORUM................................................................9
3.10     WAIVER OF NOTICE......................................................9
3.11     ADJOURNED MEETING; NOTICE............................................10
3.12     BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING....................10
3.13     FEES AND COMPENSATION OF DIRECTORS...................................10
3.14     APPROVAL OF LOANS TO OFFICERS........................................10
3.15     REMOVAL OF DIRECTORS.................................................10

ARTICLE IV - COMMITTEES.......................................................11

4.1      COMMITTEES OF DIRECTORS..............................................11
4.2      COMMITTEE MINUTES....................................................12
4.3      MEETINGS AND ACTION OF COMMITTEES....................................12

ARTICLE V - OFFICERS..........................................................12

5.1      OFFICERS.............................................................12
5.2      ELECTION OF OFFICERS.................................................12
5.3      SUBORDINATE OFFICERS.................................................12
5.4      REMOVAL AND RESIGNATION OF OFFICERS..................................13
5.5      VACANCIES IN OFFICES.................................................13
5.6      CHAIRMAN OF THE BOA RD...............................................13
5.7      PRESIDENT............................................................13
5.8      VICE PRESIDENT.......................................................13
5.9      SECRETARY............................................................14
5.10     TREASURER............................................................14
5.11     ASSISTANT SECRETARY..................................................14
5.12     ASSISTANT TREASURER..................................................15
5.13     AUTHORITY AND DUTIES OF OFFICERS.....................................15

ARTICLE VI - INDEMNITY........................................................15

6.1      INDEMNIFICATION OF DIRECTORS AND OFFICERS............................15
6.2      INDEMNIFICATION OF OTHERS............................................15
6.3      INSURANCE............................................................16

ARTICLE VII - RECORDS AND REPORTS.............................................16

7.1      MAINTENANCE AND INSPECTION OF RECORDS................................16
7.2      INSPECTION BY DIRECTORS..............................................17
7.3      ANNUAL STATEMENT TO STOCKHOLDERS.....................................17
7.4      REPRESENTATION OF SHARES OF OTHER CORPORATIONS.......................17

ARTICLE VIII - GENERAL MATTERS................................................17

8.1      CHECKS...............................................................17
8.2      EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS.....................18
8.3      STOCK CERTIFICATES; PARTLY PAID SHARES...............................18
8.4      SPECIAL DESIGNATION ON CERTIFICATES..................................18
8.5      LOST CERTIFICATES....................................................19
8.6      CONSTRUCTION; DEFINITIONS............................................19
8.7      DIVIDENDS............................................................19
8.8      FISCAL YEAR..........................................................20
8.9      SEAL.................................................................20
8.10     TRANSFER OF STOCK....................................................20
8.11     STOCK TRANSFER AGREEMENTS............................................20

                                       ii

8.12     REGISTERED STOCKHOLDERS..............................................20

ARTICLE IX - AMENDMENTS.......................................................20

ARTICLE X - DISSOLUTION.......................................................21

ARTICLE XI - CUSTODIAN........................................................21

11.1     APPOINTMENT OF A CUSTODIAN IN CERTAIN CASES..........................21
11.2     DUTIES OF CUSTODIAN..................................................22

                                      iii

                                    BYLAWS of
                          APD INTERNATIONAL CORPORATION
                             (a Nevada Corporation)

                                    ARTICLE I

                                CORPORATE OFFICES
                                -----------------

1.1      REGISTERED OFFICE

The registered office of the corporation shall be Nevada Agency & Trust Company, located at 50 West Liberty Street, Suite 880, city of Reno, State of Nevada 89501. The name of the registered agent of the corporation at such location is Nevada Agency & Trust Company.

1.2      OTHER OFFICES

The board of directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS
                            ------------------------

2.1      PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Nevada, designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

The annual meeting of stockholders shall be held each year within 180 days of the end of the prior fiscal year, on a date and at a time designated by the board of directors or as otherwise determined by the board of directors.

2.3      SPECIAL MEETING

A special meeting of the stockholders may be called at any time by the board of directors, or by the chairman of the board, or by the president, or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

If a special meeting is requested by any person or persons other than the board of directors or the president or the chairman of the board, then the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president, any vice president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The board of directors shall deter-mine the time and place of such special meeting, which shall be held not less than fifteen (15) nor more than one hundred twenty (120) days after the receipt of the request. Upon determination of the time and the place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 2.4 of these bylaws. If the notice is not given within 61 days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

2.4      NOTICE OF STOCKHOLDERS MEETINGS

All notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date, and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the stockholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board intends to present for election.

2.5      MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE

Written notice of any meeting of stockholders shall be given either personally or by first class mail or by telegraphic or other written communication. Notices not personally delivered shall be sent charges prepaid and shall be addressed to the stockholder at the address of that stockholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent to that stockholder by mail or telegraphic or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication.

If any notice addressed to a stockholder at the address of that stockholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the stockholder at that address, then all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the stockholder on written demand of the stockholder at the principal executive office of the corporation for a period of one (l) year from the date of the giving of the notice.

An affidavit of the mailing or other means of giving any notice of any stockholders'

                                       2
meeting, executed by the secretary, assistant secretary or any transfer agent of the corporation giving the notice, shall be prima facie evidence of the giving of such notice.

2.6      QUORUM

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stock holders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7      ADJOURN MEETING:  NOTICE

Any stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy. When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting, if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty
(30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8      VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to the provisions of the General Corporation Law of Nevada (relating to voting rights of fiduciaries, pledgers and joint owners of stock and to voting trusts and other voting agreements).

Except as provided in the last paragraph of this Section 2.8, or as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.


At a stockholders' meeting at which directors are to be elected, or at elections held under special circumstances, a stockholder shall not be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such stock-holder normally is entitled to cast).

2.9      WAIVER OF NOTICE

                                       3

Whenever notice is required to be given under any provision of the General Corporation Law of Nevada or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

(i) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed.

(ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

2.10     STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action that may taken at any annual or special of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Nevada if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of shareholders, that written notice and written consent have been given as provided in the General Corporation Law of Nevada.

2.11     RECORD DATE FOR STOCKHOLDER NOTICE; VOTING; GIVING
             CONSENTS

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders of any adjournment thereof, or entitled to express

                                        4
consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty
(60) days prior to any other action.

     If the board of directors does not so fix a record date:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day of which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed.

(iii) The record date for determining stockholder for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjournment meeting.

2.12     PROXIES

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by a written proxy, signed by the stockholder and filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, fax, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney in fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the General Corporation Law of Nevada.

2.13     LIST OF STOCKHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of a corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to

                                       5
be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

2.14     INSPECTORS OF ELECTION

Before any meeting of stockholders, the board of directors may appoint an inspector or inspectors of election to act at the meeting or its adjournment. If no inspector of election is so appointed, then the chairman of the meeting may, and on the request of any stockholder or a stockholder's proxy shall, appoint an inspector or inspectors of election to act at the meeting. The number of inspectors shall be either one (l) or three (3). If inspectors are appointed at a meeting pursuant to the request of one (l) or more stockholders or proxies, then the holders of a majority of shares or their proxies present at the meeting shall determine whether one (l) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall appoint a person to fill that vacancy.

Such inspectors shall:

(a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b) receive votes, ballots or consents;

(c) hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) count and tabulate all votes or consents;

(e) determine when the polls shall close;

(f) determine the result; and

(g) do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

                                   ARTICLE III

                                    DIRECTORS
                                    ---------

3.1      POWERS

Subject to the provisions of the General Corporation Law of Nevada and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the

                                        6
corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

3.2      NUMBER OF DIRECTORS

The number of directors of the corporation shall be a minimum of not less than two (2) and not more than nine (9). This number may be changed by a duly adopted amendment to the certificate of incorporation or by an amendment to this bylaw adopted by the vote or written consent of the holders of a majority of the stock issued and outstanding and entitled to vote or by resolution of a majority of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.3      ELECTION QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his successor is elected and qualified or until his earlier resignation or removal.

Elections of directors need not be by written ballot.

3.4      RESIGNATION AND VACANCIES

Any director may resign at any time upon written notice to the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office (even if less than a quorum), including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor,

                                       7
administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court for a decree summarily ordering an election as provided in the General Corporation Law of Nevada.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court may, upon application of any stockholder or stockholders holding at least ten (10) percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of the General Corporation Laws of Nevada as far as applicable.

3.5      PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of Nevada. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6      FIRST MEETINGS

The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. As an alternative, each director listed in the Articles of
Incorporation can execute a Consent of Directors in Lieu of an Organizational Meeting. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

3.7      REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.8      SPECIAL MEETINGS; NOTICE

The chairman of the board, the president, any vice president, the secretary or any director

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

may call special meetings of the board of directors for any purpose or purposes at any time.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first class mail or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. If the notice is delivered personally or by telephone or by telegram, it shall be delivered personally or by telephone or to the telegraph company at least forty eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose or the place of the meeting, if the meeting is to be held at the principal executive office of the corporation.

3.9      QUORUM

At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.10     WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the General Corporation Law of Nevada or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.11     ADJOURNED MEETING NOTICE

If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

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

3.12     BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the board or committee.

3.13     FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors.

3.14     APPROVAL OF LOANS TO OFFICERS

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.15     REMOVAL OF DIRECTORS

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that, so long as stockholders of the corporation are entitled to cumulative voting, if less that the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

                                   ARTICLE IV

                                   COMMITTEES
                                   ----------

4.1      COMMITTEES OF DIRECTORS

The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate

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

members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) amend the certificate of incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in the General Corporation Law of Nevada, fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation),
(ii) adopt an agreement of merger or consolidation under of the General Corporation Law of Nevada, (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, (iv) recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, or (v) amend the bylaws of the corporation; and, unless the board resolution establishing the committee, the bylaws or the certificate of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to the General Corporation Laws of Nevada.


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


4.2      COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

4.3      MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Section 3.5 (place of meetings and meetings by telephone), Section 3.7 (regular meetings),
Section 3.8 (special meetings and notice), Section 3.9 (quorum), Section 3.10 (waiver of notice), Section 3.11 (adjournment and notice of adjournment), and
Section 3.12 (action without a meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

                                    ARTICLE V

                                    OFFICERS
                                    --------

5.1      OFFICERS

The officers of the corporation shall be a president, one or more vice presidents, a secretary, and a treasurer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more assistant vice presidents, assistant secretaries, assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of
Section 5.3 of these bylaws. The same person may hold any number of offices.

5.2      ELECTION OF OFFICERS

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be chosen by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

5.3      SUBORDINATE OFFICERS

The board of directors may appoint, or empower the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4      REMOVAL AND RESIGNATION OF OFFICERS


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

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5      VACANCIES IN OFFICES

The board of directors shall fill any vacancy occurring in any office of the corporation.

5.6      CHAIRMAN OF THE BOARD

The chairman of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these bylaws. If there is no president, then the chairman of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these bylaws.

5.7      PRESIDENT

Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and the board of directors or these bylaws may prescribe duties as.

5.8      VICE PRESIDENT

In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the president or the chairman of the board.

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

5.9      SECRETARY

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and shareholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the board of directors required to be given by law or by these bylaws. He shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by these bylaws.

5.10     TREASURER

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The treasurer shall deposit all money and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

5.11     ASSISTANT SECRETARY

The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors or the stockholders may from time to time prescribe.

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

5.12     ASSISTANT TREASURER

The assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors or the stockholders may from time to time prescribe.

5.13     AUTHORITY AND DUTIES OF OFFICERS

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

                                   ARTICLE VI

                                    INDEMNITY
                                    ---------

6.1      INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2      INDEMNIFICATION OF OTHERS

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Nevada, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the

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

request of such predecessor corporation.

6.3      INSURANCE

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of Nevada.

                                   ARTICLE VII

                               RECORDS AND REPORTS
                               -------------------

7.1      MAINTENANCE AND INSPECTION OF RECORDS

The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its shareholders listing their names and addresses and the number and class of shares held by each shareholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Nevada or at its principal place of business.

The officer who has charge of the stock ledger of a corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

7.2      INSPECTION BY DIRECTORS

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

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his position as a director. The Court is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

7.3       ANNUAL STATEMENT TO STOCKHOLDERS

The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

7.4      REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chairman of the board, the president, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

                                  ARTICLE VIII

                                 GENERAL MATTERS
                                 ---------------

8.1      CHECKS

From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2      EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

The board of directors, except as otherwise provided in these by-laws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount. This does not include contract necessary to conduct day to day operations.

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

8.3      STOCK CERTIFICATES:  PARTLY PAID SHARES

Certificates shall represent the shares of a corporation, provided that the board of directors of the corporation may pro-vide by resolution or resolutions that some or all of any or all classes or series of its stock shall be non-certificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request every holder of non-certificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the chairman or vice chairman of the board of directors, or the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of such corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of non-certificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4      SPECIAL DESIGNATION ON CERTIFICATES

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in the General Corporation Law of Nevada, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5      LOST CERTIFICATES

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation

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

and canceled at the same time. The corporation may issue a new certificate of stock or non-certificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or non-certificated shares. The Board of Directors, at its option may waive the bond.

8.6      CONSTRUCTION:   DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Nevada General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7       DIVIDENDS

The directors of the corporation, subject to any restrictions contained in the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock pursuant to the General Corporation Law of Nevada. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set at out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.


                                       19

8.8      FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors. The fiscal year for the first year will be December 31, 1999.

8.9      SEAL

The Corporation shall have power to have a corporate seal, which shall be adopted and which may be altered by the board of directors, and the corporation may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.10     TRANSFER OF STOCK

Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.11     STOCK TRANSFER AGREEMENTS

The corporation shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Nevada.

8.12     REGISTERED STOCKHOLDERS

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                   ARTICLE IX

                                   AMENDMENTS
                                   ----------

The original or other bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt,

                                       20
amend or repeal bylaws.

                                    ARTICLE X

                                   DISSOLUTION
                                   -----------

If it should be deemed advisable in the judgment of the board of directors of the corporation that the corporation should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote thereon of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution.

At the meeting a vote shall be taken for and against the proposed dissolution. If a majority of the outstanding stock of the corporation entitled to vote thereon votes for the proposed dissolution, then a certificate stating that the dissolution has been authorized in accordance with the provisions of the General Corporation Laws of Nevada and setting forth the names and residences of the directors and officers shall be executed, acknowledged, and filed and shall become effective in accordance with the General Corporation Laws of Nevada. Upon such certificate's becoming effective in accordance with the General Corporation Laws of Nevada, the corporation shall be dissolved.

Whenever all the stockholders entitled to vote on a dissolution consent in writing, either in person or by duly authorized attorney, to a dissolution, no meeting of directors or stockholders shall be necessary. The consent shall be filed and shall become effective in accordance with the General Corporation Law of Nevada. Upon such consent's becoming effective in accordance with the General Corporation Laws of Nevada, the corporation shall be dissolved. If an attorney signs the consent, then the original power of attorney or a photocopy thereof shall be attached to and filed with the consent. The consent filed with the Secretary of State shall have attached to it the affidavit of the secretary or some other officer of the corporation stating that the consent has been signed by or on behalf of all the stockholders entitled to vote on a dissolution; in addition, there shall be attached to the consent a certification by the secretary or some other officer of the corporation setting forth the names and residences of the directors and officers of the corporation.

                                   ARTICLE XI

                                    CUSTODIAN
                                    ---------

11.1     APPOINTMENT OF A CUSTODIAN IN CERTAIN CASES

The Court, upon application of any stockholder, may appoint one or more persons to be custodians and, if the corporation is insolvent, to be receivers, of and for the corporation when:

(i) at any meeting held for the election of directors the stockholders are so divided that they have failed to elect successors to directors whose terms have expired or would have expired upon qualification of their successors; or

                                       21

(ii) the business of the corporation is suffering or is threatened with irreparable injury because the directors are so divided respecting the management of the affairs of the corporation that the required vote for action by the board of directors cannot obtained and the stockholders are unable to terminate this division; or

(iii) the corporation has abandoned its business and has failed within a reasonable time to take steps to dissolve, liquidate or distribute its assets.

11.2     DUTIES OF CUSTODIAN

The custodian shall have all the powers and title of a receiver appointed under the General Corporation Law of Nevada, but the authority of the custodian shall be to continue the business of the corporation and not to liquidate its affairs and distribute its assets, except when the Court otherwise orders and except in cases arising under the General Corporation Laws of Nevada.





























                                       22

                        CERTIFICATE OF ADOPTION OF BYLAWS

                                       OF

                          APD INTERNATIONAL CORPORATION
                             (a Nevada Corporation)


                            Adoption by Incorporator
                            ------------------------


The undersigned, appointed in the Certificate of Incorporation to act as the Incorporator of APD INTERNATIONAL CORPORATION, hereby adopts the foregoing bylaws, comprising twenty-two (22) pages, as the Bylaws of the corporation.


Executed this 30TH day of July 1996.


s/Amanda Cardinalli
-------------------------------
Amanda Cardinalli, Incorporator


              Certificate by Secretary of Adoption by Incorporator
              ----------------------------------------------------

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of APD INTERNATIONAL CORPORATION and that the foregoing Bylaws, comprising twenty-two (22) pages, were adopted as the Bylaws of the corporation on the 30TH day of July 1996, by Amanda Cardinalli, appointed in the Certificate of Incorporation to act as the Incorporator of the corporation.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and affixed the corporate seal this 30TH day of July 1996.

s/Thomas G. Walsh
------------------------------
Thomas G. Walsh, Secretary

EXHIBIT 23.1
------------
                              WILLIAMS & WEBSTER PS
                          Certified Public Accountants
                        Bank of America Financial Center
                           W 601 Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111

Board of Directors
Historical Autographs U.S.A., Inc.
Spokane, Washington



Consent of Certified Public Accountants

We consent to the use of our report dated April 26, 2002, on the financial statement of APD Antiquities, Inc. as of December 31, 2001 and 2000 and the years then ended, and the inclusion of our name in the Form 10-SB Registration Statement filed with the Securities and Exchange Commission.


S/S Williams & Webster, P.S.
Spokane, Washington

July 26, 2002



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